Exhibit 99.1

Company	DoubleDown Interactive Co., Ltd.	Team Contact	IR team ir@doubledown.com

Date of Release	September 2, 2021	Date of Handling	Immediate handling

DoubleDown Interactive Announces Closing of $113,688,000 Initial Public Offering

NEWS PROVIDED BY DoubleDown Interactive Co., Ltd. September 2, 2021, 4:30 pm ET

Seattle, September 2, 2021 /DoubleDown/ — DoubleDown Interactive Co., Ltd. (“DoubleDown”, or the “Company”), a leading developer and publisher of digital social casino games, today announced that it has closed its previously announced initial public offering of 6,316,000 American Depositary Shares (the “ADSs”), each ADS representing 0.05 common share at a price to the public of $18.00 per ADS. The number of ADSs sold by the Company is 5,263,000, and the number of ADSs sold by a selling shareholder is 1,053,000. After underwriting discounts and offering expenses and estimated offering expenses, the Company expects to receive net proceeds of approximately US$86.5 million. The Company will not receive any proceeds from the sale of its ADSs by the selling shareholder.

The ADSs were offered pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-258032) previously filed with, and subsequently declared effective by, the U.S. Securities and Exchange Commission (the “SEC”). A prospectus relating to the offering was filed with the SEC and is available on the SEC’s website at http://www.sec.gov. Electronic copies of the prospectus may be obtained from B. Riley Securities, Inc., 1300 17th Street North, Suite 1300, Arlington, VA 22209, by telephone at 1-703-312-9580 or by email at prospectuses@brileyfin.com.

In conjunction with the consummation of the offering, Il Sung Kang and Suk Ho Yun resigned as non-executive directors from the Company’s board in accordance with the terms of their appointment.

No action has been taken in any jurisdiction, other than the United States and the Republic of Korea, for the registration of the securities of the Company in connection with any offer to sell or the solicitation of an offer to buy any securities of the Company.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Certain statements herein are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s registration statement on Form F-1, as amended, and annual report on Form 20-F and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 408-7545

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach, Jeff Grampp

Gateway Group

1-949-574-3860

DDI@gatewayir.com